Exhibit 99
VERAMARK TECHNOLOGIES, INC.
Schedule II — Valuation and Qualifying Accounts
Allowance for Doubtful Accounts
Years Ended December 31, 2008, 2007, and 2006

Column A	Column B	Column C	Column D	Column E
	Balance at		Accounts	Balance at
	Beginning of	Charged to Costs	Written Off	End of
Year Ended	Year	and Expenses	(Recovered)	Year

2008	$30,000	(1,207)	1,207	$30,000

2007	$30,000	1,486	(1,486)	$30,000

2006	$32,000	$(736)	$1,264	$30,000